Filed Pursuant to Rules 424(b)(3) and 424(c)

Registration No. 333-132486

Prospectus Supplement No. 4 dated September 5, 2006

(to Prospectus dated March 16, 2006)

ON Semiconductor Corporation

$95,000,000

1.875% Convertible Senior Subordinated Notes due 2025,

the Related Note Guarantees, and

The Common Stock Issuable Upon Conversion of the Notes

Our prospectus dated March 16, 2006 relating to the offer for resale by certain of our securityholders of up to $95,000,000 aggregate principal amount of 1.875% Convertible Senior Subordinated Notes due 2025 of ON Semiconductor Corporation, the related note guarantees and the shares of our common stock issuable upon conversion of the notes, is hereby supplemented and amended to include the following information in the “Selling Securityholders” section on pages 51-52 of the prospectus.

SELLING SECURITYHOLDERS

The following represents additional selling securityholders included in the table appearing in the “Selling Securityholders” section of the prospectus.

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold(4)	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
DGAG London(3)	$11,400,000	12.00%	1,628,570	*
PBGC Maintenance	$25,000	*	3,571	*
Pond Point Partners Master Fund	$1,000,000	1.05%	142,857	*
Swiss Re Financial Products Corporation	$500,000	*	71,428	*

*Less than one percent (1%).

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 142.8571 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 312,252,367 shares of common stock outstanding as of March 10, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.
(3)	This selling securityholder is a broker-dealer.
(4)	Although the total holding of the selling shareholders listed in the registration statement exceeds $95,000,000 (aggregate principal amount of notes outstanding), the aggregate principal amount of notes outstanding has not been and will not be increased. The number of shares of common stock that may be sold upon conversion of the notes will not be more than 13,571,424 (4.2% of our total shares outstanding as of March 10, 2006) unless the conversion rate is adjusted in accordance with the terms of the notes. See “Description of Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change.” We believe that the excess described above reflects the fact that certain Selling Securityholders have transferred unregistered notes without notifying us.